Exhibit 99.2
Turquoise Hill Resources Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations March 31, 2020 TURQUOISE HILL

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three months ended March 31, 2020, as well as the annual MD&A dated March 20, 2020 (the “2019 Annual MD&A”), and annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2019 and December 31, 2018. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 29.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 21.

The effective date of this MD&A is May 13, 2020

March 31, 2020	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

HIGHLIGHTS	3

OPERATIONAL OUTLOOK FOR 2020	4

2021 OUTLOOK	5

OUR BUSINESS	5

SELECTED FINANCIAL METRICS	6

OYU TOLGOI	7

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL	12

GOVERNMENT RELATIONS	13

CORPORATE ACTIVITIES	16

INCOME AND OTHER TAXES	17

LIQUIDITY AND CAPITAL RESOURCES	18

SHARE CAPITAL	19

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	19

OFF-BALANCE SHEET ARRANGEMENTS	20

CONTRACTUAL OBLIGATIONS	20

CRITICAL ACCOUNTING ESTIMATES	20

RECENT ACCOUNTING PRONOUNCEMENTS	21

RISKS AND UNCERTAINTIES	21

RELATED-PARTY TRANSACTIONS	23

SELECTED QUARTERLY DATA	25

NON-GAAP MEASURES	26

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	28

QUALIFIED PERSON	29

CAUTIONARY STATEMENTS	29

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	29

March 31, 2020	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

HIGHLIGHTS

🌑	Safety is a top priority and is critical to our continued success. Oyu Tolgoi achieved another strong AIFR of 0.20 per 200,000 hours worked for the three months ended March 31, 2020.

🌑	In Q1’20, Oyu Tolgoi produced 35,203 tonnes of copper and 26,154 ounces of gold and is on track to achieve 2020 copper and gold production guidance.

🌑	Mill throughput was 10,889,000 tonnes and increased 17% versus Q1’19 due to lower ore hardness as well as high mill availability and effective utilisation performance.

🌑

Our Oyu Tolgoi team has continued to maximise the production from the open pit and is expected to produce 140,000 to 170,000 tonnes of copper and 120,000 to 150,000 ounces of gold in concentrates in 2020 from both the open pit and the beginning of the underground development material being processed. Initiatives have been implemented by Oyu Tolgoi to bring forward the higher gold bearing ore into 2020; consequently, if these initiatives are successful, we anticipate gold production will be at the upper end of the guidance range.

🌑

As anticipated, a design change for Panel 0 has been approved, which is supported by extensive geotechnical modelling and a thorough technical assurance program including independent third parties. The caving method of mining remains valid and many fundamentals of the mine design have remained unchanged. The approved design that now progresses to execution-level planning is based on a block cave approach, which leaves two pillars to the north and south of Panel 0. This design change results in a more resilient mine plan able to effectively operate with the Panel 0 geotechnical conditions as now understood. The Definitive Estimate of project cost and schedule currently remains on track for the second half of 2020, subject to any delays due to the impacts of the COVID-19 pandemic.

🌑

The block cave design anticipates a delay to OTFS16 key project milestones of sustainable production of 25 months (with a range of 21 to 29 months) inclusive of an allowance for schedule contingency, and an increase in development capital cost of $1.5 billon (with a range of $1.3 to $1.8 billion), subject to any additional scheduling delays or increases in capital costs arising from the impacts of the COVID-19 pandemic, which may also reduce the available contingency in these estimates. These schedule and cost delays are within the estimates previously disclosed to the market and will undergo a period of further detailed design, engineering and optimisation to support the Definitive Estimate.

🌑

Revenue of $130.7 million in Q1’20 decreased 62.9% from $352.7 million in Q1’19, primarily due to both a 78.2% decrease in gold production and a 23.1% decrease in copper production, reflecting the planned transition from mining Phase 4A and Phase 6A to lower grade Phase 4B, Phase 6B and stockpiles. Further, the average price of copper fell by 9.1% from Q1’19 to Q1’20, primarily due to the impact of the COVID-19 pandemic on global copper demand.

🌑

Income for the period was $19.0 million compared with income of $105.2 million in Q1’19. This was primarily due to $198.8 million lower gross margin driven by the reduced revenue, partly offset by a higher deferred tax recovery of $107.7 million resulting from higher deferred tax assets recognised in Q1’20 compared to Q1’19. Income attributable to owners of Turquoise Hill in Q1’20 was $55.4 million or $0.03 per share, compared with income of $111.2 million or $0.06 per share in Q1’19.

🌑

Cash generated from operating activities before interest and taxes was $1.5 million, a decrease from $49.8 million generated in Q1’19, primarily reflecting the impact of reduced revenue partly offset with favourable movements in working capital.

🌑	Cost of sales was $2.57 per pound of copper sold, C1 cash costs[1] were $2.07 per pound of copper produced, and all-in sustaining costs[1] were $2.39 per pound of copper produced.

[1]	Please refer to Section – NON-GAAP MEASURES – on page 26 of this MD&A for further information

March 31, 2020	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

🌑

Total operating cash costs[2] of $188.1 million in Q1’20 decreased 5.1% from $198.1 million in Q1’19. This was principally due to lower milling and mining costs, lower maintenance costs, and lower fuel costs. Additionally, royalty costs were lower as a result of the lower sales revenue.

🌑	During Q1’20 underground development spend was $291.5 million, resulting in total project spend since January 1, 2016 of approximately $3.8 billion.

🌑

At the end of March 2020, Turquoise Hill had approximately $1.8 billion of available liquidity, split between remaining project finance proceeds of $0.2 billion and $1.6 billion of cash and cash equivalents. We currently expect to have enough liquidity to fund our operations and underground development into Q3 2021.

🌑

Productivity improvements resulted in increased underground lateral development rates during Q1’20, with an average monthly rate of 1,822 equivalent metres (eqm) compared to 1,607 eqm in Q4’19, with March 2020 seeing a record 1,939 eqm. Despite the challenges of personnel movements posed by COVID-19, underground development performance continues as expected.

🌑

Despite these gains, the unprecedented circumstances of the ongoing COVID-19 pandemic have had an impact on some aspects of the underground development, as local governments have restricted access to the mine for teams from Oyu Tolgoi, Rio Tinto and our construction partners, and although the open pit has continued to operate uninterrupted, COVID-19 restrictions have challenged our supply logistics.

🌑

Shafts 3 and 4 have been placed into care and maintenance until expert service providers can complete technical commissioning of specialised equipment and commence sinking activities. The possibility of specialised support via remote means is being explored to minimise the impact of travel restrictions currently in place due to the COVID-19 pandemic on development progress, but delays are still anticipated. Work has also slowed on some critical underground material handling infrastructure, in particular the construction of primary crusher one, which has currently been reduced to day shift activity only from late March. The opportunity to return to a double shift pattern is currently being assessed.

🌑

Ordinary course elongation of newly commissioned ropes may impact Shaft 2 ore hoisting. Payload and speed have been reduced to prolong the ability to use the hoist until specialised personnel are able to reach the site to perform the necessary adjustments. These mitigations allow development to proceed unimpeded and management is discussing the potential for remote support to rectify the situation whilst travel restrictions remain in place. People and materials movement via the service hoist continue to operate normally.

🌑

The Company recognises the unprecedented situation surrounding the ongoing COVID-19 pandemic. Turquoise Hill has established a business resiliency team and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances. See the “RISKS AND UNCERTAINTIES” section of this MD&A.

OPERATIONAL OUTLOOK FOR 2020

Oyu Tolgoi is expected to produce 140,000 to 170,000 tonnes of copper and 120,000 to 150,000 ounces of gold in concentrates in 2020 from both the open pit and the beginning of the underground development material being processed. Although the mid-point copper production range guidance is higher in 2020 versus the 2019 guidance, a lower gold production year is expected for 2020. This is due to the need to mine through lower grade material on the periphery of the South West pit as Phase 4B sinks towards the highest gold and copper grades lower in the pit. It is anticipated that the higher grade ore will be accessed in 2021, resulting in a significant increase in gold production in 2021. Initiatives have been implemented by Oyu Tolgoi to bring forward some of the higher gold bearing ore into 2020; consequently, if these initiatives are successful, we anticipate

[2]	Please refer to Section – NON-GAAP MEASURES – on page 26 of this MD&A for further information

March 31, 2020	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

gold production will be at the upper end of the guidance range. Mill throughput for 2020 is expected to be approximately 40 million tonnes.

Operating cash costs3 for 2020 are expected to be $800 million to $850 million.

Capital expenditure for 2020 on a cash-basis is expected to be approximately $80 million to $100 million for open-pit operations and $1.0 billion to $1.1 billion for the underground development, exclusive of any expenditure on power. The upper end of the open-pit operations guidance range was reduced from $120 million due to lower capitalised deferred stripping costs and lower estimated spend as a result of COVID-19. The underground development guidance was reduced from the original range of $1.2 billion to $1.3 billion as a result of the estimated impact of COVID-19, which has restricted access to the mine for teams from Oyu Tolgoi, Rio Tinto and our construction partners.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground development capital includes both expansion capital and VAT.

C1 cash costs3 are expected to be in the range of $1.80 to $2.20 per pound of copper produced, up from 2019 guidance largely reflecting the reduced gold production estimate. Unit cost guidance assumes the midpoint of expected 2020 copper and gold production ranges and commodity price assumptions of $2.39 per pound copper and $1,513 per ounce gold.

2021 OUTLOOK

Production in 2021 is expected to increase to a range of 170,000 to 200,000 tonnes of copper, and 450,000 to 500,000 ounces of gold, as we transition to the higher grade ore in the lower benches of the pit and continue to increase the amount of underground development material processed.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2020 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q1’20, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 13,600, of which 94% were Mongolians.

[3]	Please refer to Section – NON-GAAP MEASURES – on page 26 of this MD&A for further information

March 31, 2020	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

($ in millions, unless otherwsie noted)	1Q	1Q	Change	12 months
	2020	2019	%	2019

Revenue	130.7	352.7	(62.9%)	1,166.0

Income for the period	19.0	105.2	--	(476.9)

Income attributable to owners of Turquoise Hill	55.4	111.2	--	(150.5)

Basic and diluted income per share attributable to owners of Turquoise Hill	0.03	0.06	--	(0.07)

Revenue by metals in concentrates

Copper	96.9	223.9	(56.7%)	787.8

Gold	31.6	125.7	(74.9%)	365.0

Silver	2.2	3.1	(29.0%)	13.2

Cost of sales	145.9	169.1	(13.7%)	743.0

Production and delivery costs	104.7	126.0	(16.9%)	559.1

Depreciation and depletion	35.0	44.6	(21.5%)	183.9

Capital expenditure on cash basis	301.1	325.3	(7.4%)	1,308.1

Underground	291.5	296.4	(1.7%)	1,174.9

Open pit (2)	9.6	28.9	(66.8%)	133.2

Royalties	10.2	19.7	(48.2%)	64.0

Operating cash costs (3)	188.1	198.1	(5.1%)	774.5

Unit costs ($)

Cost of sales (per pound of copper sold)	2.57	1.99	29.1%	2.25

C1 (per pound of copper produced) (3)	2.07	0.77	168.8%	1.37

All-in sustaining (per pound of copper produced) (3)	2.39	1.45	64.8%	2.08

Mining costs (per tonne of material mined) (3)	1.73	2.10	(17.5%)	1.88

Milling costs (per tonne of ore treated) (3)	5.58	8.06	(30.7%)	6.48

G&A costs (per tonne of ore treated)	2.95	3.65	(19.3%)	3.30

Cash used in operating activities	(24.4)	(5.7)	328.1%	(11.7)

Cash generated from operating activities before interest and tax	1.5	49.8	(97.0%)	341.7

Interest paid	26.8	78.6	(65.9%)	427.5

Total assets	12,915	13,437	(3.9%)	12,822

Total non-current financial liabilities	4,384	4,389	(0.1%)	4,371

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to NON-GAAP MEASURES – on page 26 of this MD&A for further information.

Q1’20 vs Q1’19

🌑

Revenue of $130.7 million in Q1’20 decreased 62.9% from $352.7 million in Q1’19, primarily due to both a 78.2% decrease in gold production and a 23.1% decrease in copper production, reflecting the planned transition from mining Phase 4A and Phase 6A to lower grade Phase 4B, Phase 6B and stockpiles. Further, the average price of copper fell by 9.1% from Q1’19 to Q1’20 primarily due to the impact of COVID-19 on global copper demand.

🌑

Income for the period was $19.0 million compared with income of $105.2 million in Q1’19. This was primarily due to $198.8 million lower gross margin driven by the reduced revenue partly offset by a higher deferred tax recovery of $107.7 million resulting from higher deferred tax assets recognised in Q1’20 compared to

March 31, 2020	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q1’19. Income attributable to owners of Turquoise Hill in Q1’20 was $55.4 million or $0.03 per share, compared with income of $111.2 million or $0.06 per share in Q1’19.

🌑

Cost of sales of $145.9 million decreased 13.7% from $169.1 million in Q1’19 reflecting 31.9% lower volumes of concentrates sold partly offset by the impact of increased unit cost of sales per pound of copper sold due to decreased head grades of the material mined in the period.

🌑

Unit cost of sales of $2.57 per pound of copper sold increased 29.1% from $1.99 reflecting lower average mill head grades and recoveries reflecting the transition from mining Phase 4A and Phase 6A to lower grade Phase 4B, Phase 6B and stockpiles.

🌑	Capital expenditure on a cash basis of $301.1 million compared to $325.3 million in Q1’19, comprised of $291.5 million attributed to the underground project and $9.6 million to open-pit activities.

🌑

Total operating cash costs[4] of $188.1 million in Q1’20 decreased 5.1% from $198.1 million in Q1’19. This was principally due to lower milling and mining costs due to lower maintenance costs and lower fuel costs. Additionally, royalty costs were lower as a result of lower sales revenue.

🌑	Oyu Tolgoi’s C1 cash costs[4] of $2.07 per pound of copper produced increased from $0.77, primarily reflecting the impact of the 74.9% lower gold sales revenue credits in Q1’20 compared to Q1’19.

🌑

All-in sustaining costs[4] of $2.39 increased 64.8% from $1.45 in Q1’19. Similar to the C1 cash costs, the increase was primarily due to a reduction in gold revenue credits, partly offset by lower royalty costs resulting from the lower sales revenue in Q1’20 compared to Q1’19.

🌑

Mining costs[4] of $1.73 per tonne of material mined decreased 17.5% from $2.10 in Q1’19. The decrease was due to lower fuel and maintenance costs coupled with higher material mined benefitting from lower cycle times as mining in Q1’20 was focused on higher benches of the open pit compared with Q1’19.

🌑

Milling costs[4] of $5.58 per tonne of ore treated decreased 30.7% from $8.06 of ore treated in Q1’19, mainly due to higher milled ore resulting from the deferral of major plant shutdowns together with lower maintenance service costs.

🌑	G&A costs per tonne of ore treated of $2.49 in Q1’19 decreased 19.3% from $3.65 per tonne of ore treated in Q1’19, mainly due to the impact of higher milled ore in the period.

🌑

Cash used in operating activities of $24.4 million in Q1’20 was higher than the $5.7 million used in Q1’19. This was principally due to 62.9% decrease in sales revenue partly offset with $51.7 million lower interest paid in Q1’20 compared to Q1’19, resulting mainly from the difference in timing of payment of the completion support fee.

OYU TOLGOI

Safety performance and COVID-19 Response

The Oyu Tolgoi mine recorded another strong AIFR of 0.20 per 200,000 hours worked for the three months ended March 31, 2020. In addition to the continued commitment to reducing health and safety risk and injury at the Oyu Tolgoi mine site, the prevention of the spread of COVID-19 is a key priority for all Oyu Tolgoi and Turquoise Hill employees. To assist in curtailing the spread of COVID-19, the Company has instituted temperature and health screenings at the mine and a dedicated hotline is available for employees who are on or off site, which they can call for advice or information sharing.

[4]	Please refer to Section – NON-GAAP MEASURES – on page 26 of this MD&A for further information

March 31, 2020	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company continues to closely monitor the impact of the COVID-19 pandemic on its business and operations. As disclosed on March 16, 2020, the Company established the Oyu Tolgoi Business Resilience Team, which meets on a daily basis and takes a considered and risk-based approach to managing our response and actions for the prevention of COVID-19. To assist with the battle against COVID-19, Oyu Tolgoi LLC has also donated MNT100 million to the Government of Mongolia, and through the Oyu Tolgoi-sponsored Gobi Oyu Development Support Fund, the Company further committed MNT200 million to the Umnugobi emergency committee, and MNT10 million to the Khanbogd Emergency Commission for prevention support. We are also sharing the prevention and hygiene controls we have in place with local companies.

The Company has been and will continue to engage with both the Mongolian and Chinese governments in an effort to minimise the impacts of restrictive actions taken in response to the COVID-19 pandemic on future sales. Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure. Certain suppliers of Oyu Tolgoi have declared force majeure on their contracts as a result of the COVID-19 pandemic; this has not had a material adverse impact on the business to date.

While the open pit at Oyu Tolgoi has continued to operate to plan despite COVID-19, the unprecedented impact of this pandemic has seen restrictions imposed by the Government of Mongolia on travel and movement of goods and people both across and within its borders, and has made it difficult for teams from Oyu Tolgoi, Rio Tinto and our construction partners to access the site. While some aspects of underground infrastructure, such as Shafts 3 and 4 have been impacted, underground development currently continues as per expectations. The Company is assessing the possibility of providing specialised support via remote means as a way of minimizing the impact of the access restrictions currently in place. While mine management believes the situation remains manageable, underground development progress could be impacted if experts continue to be unable to access the site by the end of Q2’20. See the “RISKS AND UNCERTAINTIES” section of this MD&A.

March 31, 2020	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for Q1’20 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q	2Q	3Q	4Q	1Q	Full Year

	2019	2019	2019	2019	2020	2019

Open pit material mined (‘000 tonnes)	23,943	24,408	24,844	28,122	26,834	101,316

Ore treated (‘000 tonnes)	9,255	10,394	10,040	11,088	10,889	40,777

Average mill head grades:

Copper (%)	0.57	0.46	0.37	0.42	0.42	0.45

Gold (g/t)	0.58	0.31	0.14	0.15	0.15	0.29

Silver (g/t)	1.25	1.20	1.03	1.06	1.14	1.13

Concentrates produced (‘000 tonnes)	210.1	180.6	131.3	152.6	164.5	674.6

Average concentrate grade (% Cu)	21.8	21.7	21.7	21.6	21.4	21.7

Production of metals in concentrates:

Copper (‘000 tonnes)	45.8	39.2	28.4	32.9	35.2	146.3

Gold (‘000 ounces)	120.1	71.8	25.6	24.3	26.2	241.8

Silver (‘000 ounces)	247	238	191	190	214	867

Concentrate sold (‘000 tonnes)	184.9	225.3	157.0	157.5	125.9	724.7

Sales of metals in concentrates:

Copper (‘000 tonnes)	38.5	46.6	32.4	32.3	25.8	149.9

Gold (‘000 ounces)	97.9	115.6	35.4	24.7	19.7	273.6

Silver (‘000 ounces)	200	245	207	244	146	896

Metal recovery (%)

Copper	83.8	80.2	75.1	74.2	74.3	78.7

Gold	70.1	63.6	54.7	48.2	46.0	63.6

Silver	63.2	59.2	56.0	53.5	51.5	58.1

Copper production in Q1’20 decreased 23% compared to Q1’19 due primarily to decreased head grade reflecting the planned transition from mining Phase 4A and Phase 6A to lower grade Phase 4B, Phase 6B and stockpiles.

Gold Production in Q1’20 decreased 78% over Q1’19 due primarily to decreased head grade, which also reflects the planned transition from mining Phase 4A and Phase 6A to lower grade Phase 4B, Phase 6B and stockpiles.

Mill throughput in Q1’20 was higher than the same quarter of 2019 due to lower ore hardness as well as good availability and effective utilisation in Q1’20.

Underground development

The 2016 Feasibility Study design calls for the development of three panels; Panel 0 followed by Panel 1 and Panel 2. As announced on July 15, 2019, stability risks had been identified with some components of the mine design.

As anticipated, a design change for Panel 0 has been approved, which is supported by extensive geotechnical modelling and a thorough technical assurance program including independent third parties. The caving method of mining remains valid and many fundamentals of the mine design have remained unchanged. The approved design is based on a block cave and includes two pillars; one to the north and one to the south of Panel 0. Study work is ongoing to assess the recoverability of the pillars.

March 31, 2020	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The next phase of mine design studies will include design optimisation for Panel 0, and a review of mine design options for Panel 1 and Panel 2 to utilise the learnings from the Panel 0 work. The Panel 1 and Panel 2 studies, expected to be finalised as early as possible in 2021, will be informed by additional data collected from an underground drilling program which is in progress.

The block cave design for Panel 0 was selected based on an extensive trade-off analysis taking into account risks related to recovery, geotechnical, constructability, operability, schedule, cost and value risks. The change in design provides a more resilient mine design that is able to effectively operate with the Panel 0 geotechnical conditions as now understood.

The block cave design varies from the 2016 feasibility design through:

🌑	Incorporation of structural pillars, located immediately north and south of the current Panel 0 boundaries;
🌑	Relocation of ore handling infrastructure to the pillars;
🌑	Initiation via a single undercut face (instead of two); and
🌑	Initiation of panels 1 and 2 as independent panels or blocks.

The block cave design anticipates a delay to OTFS16 key project milestones of sustainable production of 25 months (with a range of 21 to 29 months), inclusive of an allowance for schedule contingency, and an increase in development capital cost of $1.5 billon, (with a range of $1.3 to $1.8 billion), subject to any additional scheduling delays or increases in capital costs arising from the impacts of the COVID-19 pandemic, which impacts may also reduce the available contingency in these estimates. These schedule and cost delays are within the estimates previously disclosed to the market and will undergo a period of further detailed design, engineering and optimisation to support the Definitive Estimate due in the second half of 2020, again subject to any delays due to the impacts of the COVID-19 pandemic.

Preparations to put Shaft 3 and 4 into care and maintenance started in March as a result of travel restrictions affecting specialist expatriate personnel and equipment providers. Prior to this, Shaft 3 construction works progressed on sinking ventilation, compressor building, pump house and local mine dry. Shaft 4 compressor building, pump house, pumping system and mine dry were completed and the galloway and headframe work progressed towards being ready for sinking to start. The possibility of specialised support via remote means is being explored to minimise the impact of travel restrictions on development progress by allowing commissioning work to continue at Shaft 4.

Civil works continued in the primary crusher one chamber with mass pour number 10 completed in March. Work has slowed on some critical underground material handling infrastructure, in particular the construction of primary crusher one, which has currently been reduced to day shift activity only from late March. The opportunity to return to a double shift pattern is currently being assessed. The changes to Shaft 3 and 4 progress, as well as primary crusher one construction, has resulted in a reduction of approximately 1,400 people onsite.

Ordinary course elongation of newly commissioned ropes may impact Shaft 2 ore hoisting. Payload and speed have been reduced to prolong the ability to use the hoist until specialised personnel are able to reach the site to perform the necessary adjustments. These mitigations allow development to proceed unimpeded and management is discussing the potential for remote support to rectify the situation whilst travel restrictions remain in place. People and materials movement via the service hoist continue to operate normally.

Good underground development progress has continued in Q1’20. Focus on productivity gains on the most critical development areas over the past seven months has reaped substantial improvements. Underground development progressed 5.5 total equivalent kilometres and completed 3.2 cubic kilometres of mass excavation during the quarter. Since the restart of underground development, 38.4 total equivalent kilometres and 158.5 cubic kilometres of mass excavation have been completed. The following table provides a breakdown of the various components of completed development (excluding conveyor declines) since project restart:

March 31, 2020	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
2020	5.5	5.3	3.2
Total	38.4	32.0	158.5
Notes:
Totals may not match due to rounding.

* Lateral development and mass excavation amount for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
2020	1.0	0.7	7.5
Total	10.0	9.1	24.0

Note: Totals may not match due to rounding.

Oyu Tolgoi spent $291.5 million on underground development during Q1’20. Total underground project spend from January 1, 2016 to March 31, 2020 was approximately $3.8 billion. Underground project spend on a cash

March 31, 2020	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

basis includes expansion capital, VAT and capitalised management services payment and excludes capitalised interest. In addition, Oyu Tolgoi had further capital commitments5 of $0.7 billion as of March 31, 2020. Since the restart of project development, Oyu Tolgoi has committed over $3.3 billion to Mongolian vendors and contractors.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As of March 31, 2020, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $6.5 billion, including accrued interest of $1.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of March 31, 2020, the cumulative amount of such funding was $1.3 billion, representing 34% of invested common share equity, with unrecognised interest on the funding amounting to $0.7 billion.

At the end of March 2020, Turquoise Hill has approximately $1.8 billion of available liquidity, split between remaining project finance proceeds of $0.2 billion, which are drawn and currently deposited with Rio Tinto, and $1.6 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations, which will also be available to help fund the underground development.

Turquoise Hill currently expects to have enough liquidity to fund its operations and underground development, including possible progression of the proposed Tavan Tolgoi-based power plant or other power alternatives currently under discussion with the Government of Mongolia, through Q3 2021. Taking into consideration the estimated impacts of the announced increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its underground development as well as construction of the proposed Tavan Tolgoi-based power plant beyond this timeframe. The Company will have greater clarity on this incremental funding requirement as the Definitive Estimate progresses and as discussions progress with the Government of Mongolia to conclude a mutually acceptable basis on which to proceed with securing long-term domestic power supply for Oyu Tolgoi. Nevertheless, current estimates indicate an incremental funding requirement, over and above the $1.8 billion in liquidity currently available, of at least $4 billion. This current estimate of the Company’s minimum incremental funding requirement has improved from the $4.5 billion previously disclosed due in part to selection of the Panel 0 mine design coupled with lower forecast LIBOR rates. The Company will continue to assess the possible impacts of COVID-19 on this incremental funding requirement.

Turquoise Hill and Oyu Tolgoi LLC have the option to raise additional external financing, subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. This additional external funding, as well as any possible re-profiling of the principal repayments relating to the existing project financing facility, have not been assumed in estimating the incremental funding requirement. Further, important variables impacting the estimated incremental funding requirement include:

🌑	The amount of incremental underground development capital required;

[5]	Please refer to Section – NON-GAAP MEASURES – on page 26 of this MD&A for further information.

March 31, 2020	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

🌑	The ultimate long-term domestic power solution agreed to by the Government of Mongolia and the Company, including the timing of its commissioning;
🌑

The timing of sustainable first production and its resulting cash flows. The block cave design anticipates a delay to the OTFS16 estimate for first sustainable production of 25 months (with a range of 21 to 29 months), inclusive of an allowance for schedule contingency;

🌑	The timing of principal repayments on amounts currently drawn under the project finance facility as well as on-going debt service costs;
🌑	The amount of cash flow that can be generated from open-pit operations, net of sustaining capital requirements; and
🌑	The impact of COVID-19 on Oyu Tolgoi’s open-pit operations and underground development.

As the work to complete the Definitive Estimate and the Panels 1 and 2 mine design study, and to secure a long-term domestic power solution progress, Turquoise Hill continues to evaluate the impact of the estimated increases to underground capital expenditure, as well as delays to sustainable first production and the other important variables discussed above, on its cash flows, liquidity and financing projections and will update the market when appropriate. While the Company’s funding requirements will be clarified by the ongoing work on the Definitive Estimate, the Panels 1 and 2 mine design study and as power discussions advance with the Government of Mongolia, Turquoise Hill is well progressed in its discussions with Rio Tinto regarding its proposal for sourcing incremental interim funding to ensure the Company can progress the underground development over and above its $1.8 billion of available liquidity.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the re-start of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi mine power supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with National Power Transmission Grid JSC (NPTG), the power importing entity, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC).

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into

March 31, 2020	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of an Oyu Tolgoi LLC-led, Tavan Tolgoi-based power plant (TTPP), as well as potentially alternative power solutions, to supply the Oyu Tolgoi mine. The PSFA contemplates that TTPP would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine.

On February 14, 2020, Oyu Tolgoi LLC submitted a TTPP Feasibility Study to the Government of Mongolia pursuant to the PSFA. The TTPP Feasibility Study contemplates a 300 MW coal fired power plant and related infrastructure, including a 55-kilometre water pipeline and a 126-kilometre overhead power line. The estimated project cost for TTPP is $924 million, which is based on the results of a competitive tender process for a “turnkey” Engineering, Procurement and Construction (EPC) contract as well as certain assumptions for other costs that are not yet finalised (including government fees, licences and reimbursements). As contemplated by the PSFA, the TTPP Feasibility Study assumes that power for the Oyu Tolgoi mine supplied from TTPP would be supplemented by a back-up power arrangement to be agreed with IMPIC, until back-up power can be provided within Mongolia.

On February 14, 2020, Oyu Tolgoi LLC also issued to the Government of Mongolia a Notice of Contingency under Clause 7.4(a) (ii) of the PSFA, which initiated a prescribed “contingency process” with respect to TTPP and the alternative power options listed in the agreement. The first phase of the contingency process concluded on April 14, 2020 without Oyu Tolgoi LLC and the Government of Mongolia reaching agreement on a basis for which TTPP could proceed. In the second phase of the contingency process, which commenced immediately thereafter and will conclude on June 14, 2020, the parties are required to progress the alternative power supply options listed in Clause 7.4(b) of the PSFA, which comprise an Oyu Tolgoi mine-based power plant, a Mongolian grid solution and a primary renewables solution.

On April 14, 2020, the Minister of Energy notified Oyu Tolgoi LLC of the Government’s decision to develop and fund a State-Owned Power Plant to be located at the Tavan Tolgoi coal fields (SOPP), which would supply power to the Oyu Tolgoi mine and potentially other regional mines. Oyu Tolgoi LLC has indicated to the Government of Mongolia its willingness to support SOPP, subject to certain conditions being satisfied and clarifications being provided. Oyu Tolgoi LLC is currently in discussions with the Government of Mongolia concerning the SOPP concept and, in particular, is seeking confirmation that SOPP may be considered as part of the second contingency phase under the PSFA. Moreover, Oyu Tolgoi is seeking clarification from the Government of Mongolia with respect to the commercial terms of power supply, development process, proposed sources of financing and expected timing of SOPP completion.

The terms of the PSFA provide, among other things, that if agreement cannot be reached between Oyu Tolgoi LLC and the Government of Mongolia on an alternative power solution (as specified in Clause 7.4(b)) by June 14, 2020, then Oyu Tolgoi LLC is thereafter entitled to select and implement one of these alternative options.

Oyu Tolgoi LLC’s existing project finance documentation permits, subject to certain conditions being met, an increase of Oyu Tolgoi LLC’s senior debt cap in connection with the development of an “expansion facility”, which would include TTPP.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in

March 31, 2020	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

The Company remains of the opinion that Oyu Tolgoi LLC has now paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, Oyu Tolgoi LLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group had been finalised and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament). On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi LLC. On May 6, 2019, Oyu Tolgoi LLC provided the Economic Standing Committee of the Parliament a written response to the summary of the Working Group report.

As an outcome of the hearing, a new working group of nine Members of Parliament was established to take the Working Group Report and draft resolutions directing the Cabinet on recommendations related to Oyu Tolgoi LLC.

Upon completion of the Working Group review and its report, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the Underground Plan and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty. Representatives from Turquoise Hill and Rio Tinto are currently engaged with the Government of Mongolia to work together and resolve the issues raised in the Resolution.

Anti-Corruption Authority information requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi LLC have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorised by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

March 31, 2020	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

CORPORATE ACTIVITIES

Board appointment

On January 21, 2020, Turquoise Hill announced the appointment of George R. Burns to the Company’s Board of Directors as an independent director.

US trading price non-compliance

On July 31, 2019, the Company received an automatic notice from the NYSE advising that the average closing price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the Common Shares no longer met the minimum US$1.00 average closing price requirement. Under the NYSE rules, a company that fails to meet this continued listing requirement must bring its share price and average closing price above US$1.00 by the end of the six-month period following receipt of the NYSE’s notification. However, where a company has notified the NYSE that it intends to cure its minimum price deficiency by a corporate transaction requiring approval of its shareholders, it must obtain shareholder approval by no later than its next annual meeting and implement the transaction promptly thereafter, in which case the minimum price deficiency will be deemed to be cured if the share price promptly exceeds US$1.00 and the price remains above that level for at least the following 30 consecutive trading days.

On August 28, 2019, the Company received an automatic notice from the NASDAQ advising that the minimum bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the Common Shares no longer met the minimum US$1.00 bid price requirement. Under the Listing Rules of the NASDAQ, the Company had 180 calendar days to regain compliance.

On November 12, 2019, the Company announced that it expected to seek approval from shareholders at the Meeting for a consolidation of its outstanding Common Shares. The announcement stated that the expected consolidation was intended to cure the share price non-compliance under the continued listing rules of both the NYSE and the NASDAQ.

On February 14, 2020, the Company announced that it had provided written notice to NASDAQ regarding its intention to voluntarily delist from the NASDAQ. Given that trading on the NASDAQ represented only approximately 5% of the worldwide trading volume of the Common Shares in 2019, the Company believes that the NYSE and the TSX listings provide investors with sufficient liquidity. In addition, delisting from the NASDAQ will reduce the Company’s administrative costs. The NASDAQ delisting became effective on March 5, 2020.

The Company’s common shares will continue to trade on the NYSE and the TSX now that the NASDAQ delisting has become effective. The delisting did not affect the Company’s continuing obligation to file required reports with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities. The Company will comply with, and continue to be subject to, the laws of the Yukon, the jurisdiction in which the Company is incorporated, as well as applicable U.S. and Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the NYSE and the TSX.

In its proxy management circular dated March 18, 2020 (the Circular), which is available on the Company’s SEDAR profile at www.sedar.com, the Company informed its shareholders that they will be asked to consider and, if deemed appropriate, adopt a special resolution authorizing the Company’s board of directors to implement a consolidation of the Company’s issued and outstanding common shares into a lesser number of common shares. If the special resolution is approved, the board of directors of the Company will have the authority, in its sole discretion, to select the exact share consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every five pre-consolidation shares and no larger than one post-consolidation share for every thirty pre-consolidation shares, and (ii) the number of pre-consolidation shares in

March 31, 2020	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

the ratio must be a whole number of common shares. Approval of the special resolution by shareholders would give the board of directors authority and discretion to implement the share consolidation at any time prior to May 11, 2021.

Pentwater Capital Management LP dissident circular

In connection with the annual and special meeting of the Company’s shareholders originally scheduled for May 12, 2020, Pentwater Capital Management LP (Pentwater) filed a dissident circular on the Company’s SEDAR page, requesting shareholders (i) elect its nominee, Matthew Halbower, Chief Executive Officer of Pentwater, to the board of directors of the Company, and (ii) vote to adopt its shareholder proposal to amend the Company’s articles to provide minority shareholders with the exclusive right to nominate and elect three of seven of the Company’s board members. The Company responded to Pentwater on April 6, 2020, encouraging its shareholders to vote against Pentwater’s proposed board of directors nominee, and to withhold their vote on Pentwater’s proposed amendment to the Company’s articles.

Postponement of annual general and special meeting of shareholders

As announced on April 27, 2020, due to public health measures and restrictions on gatherings enacted by both the Federal and Provincial governments in Canada in response to the ongoing COVID-19 pandemic, and to help protect the health and well-being of its shareholders, colleagues, communities and other stakeholders, the Company decided to postpone the annual general and special meeting of its shareholders originally scheduled for May 12, 2020 to a later date.

INCOME AND OTHER TAXES

The Company recorded an income statement credit of $71.0 million for income and other taxes during Q1’20, compared with a charge of $35.5 million in Q1’19. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes in Q1’20 of $82.0 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses is assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

During Q1’20, the Company recognised additional Mongolian deferred tax assets of $83.2 million, of which $57.6 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period.

An effective tax rate of approximately 140% during Q1’20 arose as the Company reported a loss from continuing operations before tax of $52.0 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $71.0 million.

In Q1’19, there was a reduction to the amount of deferred tax assets recognised of $25.7 million. An effective tax rate of approximately 25% during Q1’19 arose as the Company reported income from continuing operations before tax of $140.7 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $35.5 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognised deferred tax assets being recorded in the current period.

March 31, 2020	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash used in operating activities of $24.4 million in Q1’20 was higher than the $5.7 million used in Q1’19. Cash generated from operating activities before interest and tax was $1.5 million in Q1’20 compared to $49.8 million in Q1’19 primarily reflecting the impact of lower sales revenue partly offset with favourable movements in working capital. Interest paid in Q1’20 was $26.8 million compared to $78.6 million in Q1’19 resulting from the difference in timing of payment of the completion support fee. Interest received in Q1’20 was $11.8 million compared to $23.8 million in Q1’19 and income and other taxes paid in Q1’20 amounted to $11.0 million compared to $0.7 million in Q1’19.

Investing activities. Cash generated from investing activities was $6.0 million in Q1’20 compared with cash used of $50.3 million in Q1’19. Cash generated from investing activities in Q1’20 reflects $307.0 million withdrawn from the Company’s Cash Management Services Agreement (CMSA) offset by corresponding capital expenditure7 of $301.0 million. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totaling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As of March 31, 2020, amounts totaling $4.0 billion have been withdrawn and provided to Oyu Tolgoi LLC.6

Financing activities. Cash used in financing activities in Q1’20 was $1.9 million compared with $2.4 million in Q1’19, with amounts in both periods resulting from payments made in relation to lease liabilities.

Liquidity

As of March 31, 2020, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.6 billion (December 31, 2019: $1.7 billion) and consolidated working capital7 of negative $228.4 million (December 31, 2019: negative $252.6 million). The movement in working capital during Q1’20 was primarily due to an increase in inventories. Consolidated working capital is expected to remain negative or below previously reported levels while expenditure on underground development continues and associated payables are recorded.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of March 31, 2020, $4.0 billion had been re-drawn from this related-party receivable, leaving a balance of $0.2 billion.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the possible impacts of COVID-19 and the impact of estimated commodity prices on cash receipts.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, to fund its operations and forecast underground development, as well as the possible progression of a Tavan Tolgoi-based power plant or other power alternatives currently under

[6]	Please refer to Section – Our Business – on page 5 and to RELATED-PARTY TRANSACTIONS on page 23 of this MD&A.

[7]	Please refer to Section – NON-GAAP MEASURES – on page 26 of this MD&A for further information.

March 31, 2020	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

discussion with the Government of Mongolia. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, Turquoise Hill expects to need significant incremental financing to sustain its underground development and power funding beyond this timeframe (see “Funding of Oyu Tolgoi LLC by Turquoise Hill”).

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at March 31, 2020. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of March 31, 2020, $4.0 billion had been advanced to Oyu Tolgoi LLC, leaving a balance of $0.2 billion placed on deposit with Rio Tinto in accordance with the CMSA (out of the original net proceeds of $4.2 billion). The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt to be raised in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which would include the construction of a Tavan Tolgoi-based power project or possibly one of the alternative power solutions under consideration, for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. We are working with Oyu Tolgoi LLC and Rio Tinto to assess the impact of the announced delays to sustainable first production on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit at March 31, 2020 was unchanged since December 31, 2019, being $3.8 billion.

SHARE CAPITAL

As of May 13, 2020, the Company had a total of 2,012,314,469 common shares outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and gold markets

Copper prices averaged $5,637/t in Q1’20, 4.3% lower than $5,890/t in Q4’19, dipping as low as $4,617/t (209c/lb) in mid-March, as uncertainty spread in tandem with the global spread of COVID-19 infections. The impact of the COVID-19 pandemic evolved from a supply crisis due to logistics lockdowns in certain Asian countries to a significant and unprecedented demand shock as countries across the world implemented significant restrictions on operations and enforced “shelter in place” and “stay at home” orders. The last two weeks of March showed a marginal recovery in copper prices as investors bought the dip and macro data for China bounced back strongly after an extremely weak February – but large risks remain around the length and depth of this crisis.

The concentrate market fluctuated significantly during Q1’20, with treatment charges rising from $54.3/t in January to $68/t in mid-March, and then moving lower to end March at $63.4/t, according to Metal Bulletin. The rise in spot TCs earlier in the year reflected the financial difficulties of the Donying Fangyuang smelter and the logistics disruptions in China, which prevented smelters from taking feed and shipping acid out. TCs have since taken a steep downturn as the pandemic spread to South America and other copper-producing countries, triggering national lockdowns.

March 31, 2020	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Gold prices averaged $1,583/oz over Q1’20, 6.8% higher than Q4’19, as market participants fled to cash while the economy deteriorated and risks increased as a result of the ongoing COVID-19 pandemic. The rise in gold prices was broken in mid-March for a short spell, reflecting extreme levels of uncertainty that led to a rush-to-cash and a spike of the U.S. dollar. Since then, gold prices recovered again to end March above $1,600/oz.

Foreign exchange rates

Oyu Tolgoi LLC’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section CONTRACTUAL OBLIGATIONS and “Oyu Tolgoi Mine Power Supply”, as at March 31, 2020, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at March 31, 2020.8

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	$23,289	$446,972	$1,446,635	$2,432,022	$4,348,918
Purchase obligations (2)	611,553	48,807	-	-	660,360
Power commitments	126,115	252,230	31,858	-	410,203
Lease liabilities	2,809	1,538	13,576	1,660	19,583
Decommissioning obligations	-	-	-	213,436	213,436
Total	$763,766	$749,547	$1,492,069	$2,647,118	$5,652,500

(1)	These amounts relate to principal repayments on the project finance facility.

(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2019.

[8]	Please refer to the section NON-GAAP MEASURES on page 26 of this MD&A for further information.

March 31, 2020	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2020. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. Other than the revised risk factor below describing the risks and uncertainties most likely to affect the Company as a result of the continuing COVID-19 pandemic, the material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2019 and in its AIF dated March 18, 2020 in respect of such period.

Public health crises, including the ongoing COVID-19 pandemic, could adversely affect the Company’s business.

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, as previously disclosed, in late December 2019, a disease arising from a novel coronavirus (COVID-19) was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

The COVID-19 pandemic has significantly disrupted global health, economic and market conditions, which could trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, other businesses and governments, including the Government of Mongolia, are taking to combat the spread of the disease, continues to rapidly evolve, and it continues creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict the extent to which COVID-19 will impact its business, including its operations, the market for its securities and the ability of the Oyu Tolgoi team to advance the project, or the businesses of its vendors, suppliers, construction companies and other counterparties that the Company relies on. As such, it is possible that the COVID-19 pandemic will adversely affect, even materially, the ability of the Oyu Tolgoi team to advance the project, as well as the Company’s financial condition, liquidity, and future results of operations and outlook (including 2020 outlook and 2021 outlook) due to, among other factors:

🌑

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, the Company’s operations have been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from Oyu Tolgoi, Rio Tinto and our construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site, and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including

March 31, 2020	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations, decreased sales and may expose the Company to penalties or sanctions for breach of contracts or customer agreements, business interruption claims, or even the cancellation or termination of contracts altogether.

🌑

The spread of COVID-19 may cause delays to OTFS16 key project milestones of sustainable production, and increases in development capital costs. It may also cause schedule delays and cost increases and there may be impacts on the timing and scope of the Definitive Estimate review.

🌑

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the Company’s ability to secure on a timely basis a long-term domestic source of power for the mine as required under the 2009 Oyu Tolgoi Investment Agreement, including by (i) delaying ongoing negotiations between Oyu Tolgoi LLC and the Government of Mongolia under the PSFA, or (ii) delaying the construction of an eventual source of power for the mine.

🌑

Suppliers have declared, and may continue to declare force majeure on their contracts with the Company. In addition, continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on contracts, due to the inability to meet contractual obligations. As an example, Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

🌑

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and our future prospects, including significant fluctuations in copper prices and the concentrate market. Financial difficulties for smelters as a result of the COVID-19 pandemic and logistics disruptions in China have prevented, and may continue to prevent, smelters from taking feed and shipping acid out. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

🌑

The spread of COVID-19 may impact the health of the Company’s personnel, partners and contractors, including members of its management team and the availability of industry experts and personnel crucial to the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing human impact that may, in term, negatively affect its business.

🌑

Increased health risks associated with continued operations during the ongoing COVID-19 pandemic may result in the Company incurring increased medical costs for its personnel that continue to work during this time, and may result in increases in insurance premiums payable by the Company.

🌑

Unstable market conditions could cause continued significant volatility or decline in the trading price of the Company’s securities. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the Company’s ability to secure the significant incremental funding it will require to sustain its underground development and the potential construction of the Oyu Tolgoi LLC-led, Tavan Tolgoi-based power plant over and above its available liquidity at March 31, 2020.

Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the open pit at Oyu Tolgoi has continued to operate despite the ongoing COVID-19 pandemic, and the Company has made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic the likelihood, timing, duration and scope of any subsequent waves of COVID-19, and the measures taken or

March 31, 2020	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

necessary to contain the spread of such outbreaks. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

In addition to the risks mentioned above, the COVID-19 pandemic, as well as any other public health crisis of a similar nature, may also have the effect of heightening other risks and uncertainties disclosed and described in the RISKS AND UNCERTAINTIES section in the 2019 Annual MD&A, such as, but not limited to, the Company’s ability to attract and retain key personnel, the Company’s ability to secure funding or to consistently produce positive operating cash flows, the Company’s ability to obtain timely access to funds it holds in cash, cash equivalents, loans and receivables, or the loss of such funds, the volatility of metal prices, and unexpected development problems or delays.

RELATED-PARTY TRANSACTIONS

As at March 31, 2020, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2019. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended March 31,

(Stated in $000’s of dollars)	2020	2019

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$58	$67

Management services payment (i)	(7,082)	(8,190)

Cost recoveries - Rio Tinto (ii)	(8,158)	(8,983)

Finance income:

Cash and cash equivalents (iii)	998	5,866

Receivable from Rio Tinto (iv)	3,864	22,272

Finance costs:

Completion support fee (v)	(27,181)	(27,170)
Total	$(37,501)	$(16,138)

Statement of Cash Flows	Three Months Ended March 31,
(Stated in $000’s of dollars)	2020	2019

Cash generated from operating activities
Interest received (iii, iv)	$5,551	$18,493
Interest paid (v)	(25,972)	(78,395)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	307,000	275,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(10,955)	(16,592)

March 31, 2020	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Balance sheets	March 31,	December 31,
(Stated in $000’s of dollars)	2020	2019

Cash and cash equivalents (iii)	$210,000	$210,000
Trade and other receivables	3,823	5,763
Prepaid expenses and other assets	83,693	82,808
Receivable from related party and other non-current financial assets (iv)	204,284	511,284
Trade and other payables:
Management services payment - Rio Tinto (i)	(22,824)	(14,156)
Cost recoveries - Rio Tinto (ii)	(60,086)	(51,747)
Total	$418,890	$743,952

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2020, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $210 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At March 31, 2020, amounts due from 9539549 Canada Inc. totalled $204.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

March 31, 2020	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Mar-31 2020	Dec-31 2019	Sep-30 2019	Jun-30 2019

Revenue	$130.7	$221.4	$209.2	$382.7

Income (loss) for the period	$19.0	$109.5	$45.1	$(736.7)

Income (loss) attributable to owners of Turquoise Hill	$55.4	$113.1	$71.7	$(446.5)

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.03	$0.06	$0.04	$(0.22)

	Quarter Ended
	Mar-31 2019	Dec-31 2018	Sep-30 2018	Jun-30 2018

Revenue	$352.7	$346.2	$246.5	$341.7

Income for the period	$105.2	$95.0	$15.2	$204.4

Income attributable to owners of Turquoise Hill	$111.2	$101.0	$53.2	$171.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.06	$0.05	$0.03	$0.09

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the three consecutive quarters ended March 31, 2020 were lower than any of the other quarters due to the significantly lower sales volumes impacted by lower gold and copper production as the mine transitioned to the lower grade Phase 4B and Phase 6B ore and stockpiles. Revenue in Q1’20 was further impacted by a lower average price of copper as a result of the ongoing COVID-19 pandemic.

Revenue for the quarter ended June 30, 2018 was higher primarily due to increased concentrate sales volumes that benefitted from improved border logistics enabling inventory accumulated mainly during the quarter ended March 31, 2018 force majeure to be sold. Revenue for the three consecutive quarters ended June 30, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4A ore that contained higher gold content during these periods.

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets. Loss for the quarter ended June 30, 2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit whereby the Company assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019.

Income for the period in the quarter ended June 30, 2018 and then in the quarters ended December 31, 2018, September 30, 2019, December 31, 2019 and March 31, 2020 was positively impacted by deferred tax asset recognition adjustments of $145.3 million, $6.2 million, $45.0 million, $118.1 million and $82.0 million respectively. Conversely, income (loss) in the quarters ended September 30, 2018, March 31, 2019 and June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $8.1 million, $25.7 million and $252.8 million respectively. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was

March 31, 2020	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

due to updated operating assumptions in mine planning during the period resulting primarily from timing of sustainable first production as well as the revised estimates of underground development capital, both of which also contributed to the $0.6 billion impairment charge noted above.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

March 31, 2020	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2019
Cost of sales	145,924	175,007	169,134	742,985
Cost of sales: $/lb of copper sold	2.57	2.46	1.99	2.25
Depreciation and depletion	(34,966)	(49,800)	(44,629)	(183,919)
Provision against carrying value of copper-gold concentrate	(6,254)	(40)	1,447	-
Change in inventory	32,149	11,618	6,432	(31,093)
Other operating expenses	44,911	52,415	70,346	221,493
Less:
- Inventory (write-down) reversal	1,164	396	(12,558)	2,161
- Depreciation	(1,953)	(2,129)	(310)	(8,133)
Management services payment to Turquoise Hill	7,082	7,177	8,190	31,041
Operating cash costs	188,057	194,644	198,052	774,535
Operating cash costs: $/lb of copper produced	2.42	2.68	1.96	2.40
Adjustments to operating cash costs	6,081	8,728	8,954	44,337

Less: Gold and silver revenues	(33,825)	(43,298)	(128,798)	(378,204)
C1 costs ($‘000)	160,313	160,074	78,208	440,668
C1 costs: $/lb of copper produced	2.07	2.21	0.77	1.37

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,717	9,500	4,544	23,443
Asset retirement expense	1,429	(99)	1,741	6,064
Royalty expenses	10,239	12,453	19,739	64,048
Ore stockpile and stores write-down (reversal)	(1,164)	(396)	12,558	(2,161)
Other expenses	468	4,921	(437)	5,984
Sustaining cash capital including deferred stripping	9,549	28,969	30,453	133,342
All-in sustaining costs ($‘000)	185,551	215,422	146,806	671,388
All-in sustaining costs: $/lb of copper produced	2.39	2.97	1.45	2.08

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined in Q1’20 are calculated by reference to total mining costs of $46.5 million (Q1’19: $50.1 million) and total material mined of 26.8 million tonnes (Q1’19: 23.9 million tonnes).

Milling costs per tonne of ore treated in Q1’20 are calculated by reference to total milling costs of $60.8 million (Q1’19: $75.0 million) and total ore treated of 10.9 million tonnes (Q1’19: 9.3 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

March 31, 2020	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	March 31, 2020	December 31, 2019

Inventories (current)	$211,305	$175,719

Trade and other receivables	16,325	27,047

Trade and other payables:

- trade payables and accrued liabilities	(373,163)	(389,476)

- payable to related parties	(82,910)	(65,903)

Consolidated working capital	$(228,443)	$(252,613)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at March 31, 2020 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Project Finance Facility	Purchase obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	$4,348,918	$660,360	$410,203	$19,583	$213,436
Cancellable obligations		(501,983)	(188,379)	-	-
(net of exit costs)
Accrued capital expenditure		(117,824)	-	-	-
Discounting and other adjustments	(152,714)	-	-	(166)	(108,285)
Financial statement amount	$4,196,204	$40,553	$221,824	$19,417	$105,151

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2020.

March 31, 2020	Page| 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2019, and other continuous disclosure documents filed by the Company since January 1, 2019 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources.

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43 -101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications, the re-design study for Panels 1 and 2 of Hugo North Lift 1, the expectations set out in the Tavan Tolgoi Power Plant (“TTPP”) Feasibility Study, the possible progression of the TTPP and alternative power supply options to the TTPP, the potential impact of COVID-19 on the Company’s business, operations and financial condition, capital and operating cost estimates, timing of completion of the Definitive Estimate review, mill and concentrator throughput, the outcome of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

March 31, 2020	Page| 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries, the availability and timing of required governmental and other approvals for the construction of the TTPP or alternative power supply options to the TTPP, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine

March 31, 2020	Page| 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

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Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section in this MD&A.

March 31, 2020	Page| 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

/s/ Ulf Quellmann	/s/ Luke Colton
Ulf Quellmann	Luke Colton
Chief Executive Officer	Chief Financial Officer
May 13, 2020
Montreal, QC, Canada

March 31, 2020	Page| 32

turquoisehill.com

Turquoise Hill Resources Ltd.

Suite 3680,1 Place Ville- Marie

Montreal Quebec, Canada

H3B 3P2

TRQ : TSX & NYSE

Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia